

16003809

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52094

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/15_____ AND ENDING _____12/31/15_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Michigan Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

21415 Civic Center Drive, Suite 200
                                (No. and Street)

| Southfield | MI | 48076 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                    Leanna Kavanagh   (248) 358-4393
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carnaghi & Schwark, PLLC
                    (Name – if individual, state last, first, middle name)

| 30435 Groesbeck Highway, | Roseville | MI | 48066 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Leanna Kavanagh _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Michigan Securities, Inc. _____ , as of _____ December 31 _____ , 20 15 ___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____

_____

_____
Signature

Chief Financial Officer
Title

Notary Public

> SANDRA J. RAYBA
> Notary Public, State of Michigan
> County of Hillsdale
> My Commission Expires Dec. 09, 2016
> Acting in the County of _Oakland_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHIGAN SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

F0R THE YEAR ENDED DECEMBER 31, 2015

■ *MICHIGAN SECURITIES, INC.*

Financial Statements
and Supplementary Information

December 31, 2015

TABLE OF CONTENTS PAGE NO.

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
31435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Michigan Securities, Inc.
Southfield, Michigan

We have audited the statement of financial condition of Michigan Securities, Inc. as of December 31, 2015 and the related statement of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Michigan Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michigan Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained on pages 13 and 14, has been subjected to audit procedures performed in conjunction with the audit of Michigan Securities Inc.'s financial statements. The supplementary information is the responsibility of the Michigan Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C. F. R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 18, 2016

3

MICHIGAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash	$	134,091
Cash equivalents with clearing organizations		114,881
Receivable from brokers		130,626
Income taxes refundable		—
Furniture, fixtures and equipment, less depreciation		—
TOTAL ASSETS	$	379,598

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	12,213
Note payable to stockholder subordinated to claims of general creditors		—
Accrued expenses		228,443
Total Liabilities		240,656

STOCKHOLDERS' EQUITY

Common stock authorized, 10,000 shares; issued and outstanding, 1000 shares		5,000
Retained earnings		133,942
Total Stockholders' Equity		138,942
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	379,598

See accompanying notes.

[4]

MICHIGAN SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

Revenue:		
Commissions and fees	$	1,979,783
Investment advisory fees		1,207,268
Annuity and insurance products		1,412,052
Interest		134
Total revenue		4,599,237
Expenses:		
Salaries, wages, commissions and benefits		4,037,527
Exchange fees and quotes		43,930
Occupancy and equipment		60,470
Interest		8,120
Professional services		148,670
Office supplies and expenses		20,719
Other operating expenses		58,664
Trade clearing costs		92,605
Total expenses		4,470,705
Income before income taxes		128,532
Income tax expense	(	33,039)
NET INCOME	$	95,493

MICHIGAN SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock	Retained Earnings
Balance at December 31, 2014	$ 5,000	$ 38,449
Net income for year	—	95,493
Balance at December 31, 2015	$ 5,000	$ 133,942

See accompanying notes.

MICHIGAN SECURITIES, INC.

STATEMENT OF CHANGES IN NOTES PAYABLE SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2014

Balance at December 31, 2014	$	100,188
Change for year – repayment of note in full	(	100,188)
Balance at December 31, 2015	$	—

See accompanying notes.

MICHIGAN SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	95,493
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:		
Depreciation		105
Changes in:		
Accounts payable		1,189
Receivables		28,322
Accrued expenses	(	163,590)
Refundable income taxes		980
Total adjustments	(	132,994)
Net cash used in operating activities	(	37,501)

CASH FLOW FROM FINANCING ACTIVITIES

Repayment of note to stockholder	(	100,188)
Net cash used in financing activities	(	100,188)
NET DECREASE IN CASH	(	137,689)
Cash and cash deposits – Beginning of year		386,661
Cash and cash deposits – End of year	$	248,972

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest	$	8,120
Cash paid for income taxes	$	—

NOTE 1 – ORGANIZATION

Michigan Securities, Inc. (the "Company") conducts a general securities business as a securities broker-dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The Company's client base is retail and institutional accounts located primarily in Southeastern Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Commissions and related clearing expenses are recorded on a trade date basis. Investment advisory fees and fees on insurance products are recorded when income is reasonable determinable.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risk
In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2012 or state income tax examinations for years before 2011.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets using accelerated depreciation methods.

MICHIGAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 18, 2016, which is the same date the financial statements were available to be issued.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2015, the Company's net capital totaled $104,515 which was $54,515 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 2.3 to 1.

NOTE 4 – FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2015:

Office equipment and furnishings	$ 27,625
Accumulated depreciation	27,625
	$ —

NOTE 5 – LEASE COMMITMENTS

The Company leases facilities and equipment under operating leases expiring through October 2019. Future expected minimum lease payments are as follows:

2016	$ 23,000
2017	3,650
2018	3,650
2019	3,000
	$ 33,300

Rental expense approximated $42,000 for the year ended December 31, 2015.

NOTE 6 – NOTES PAYABLE TO STOCKHOLDER SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordination agreements as of December 31, 2014 consisted of a subordinated note payable to the majority stockholder of the Company at 8% per annum. The note was approved by the Financial Industry Regulatory Authority, Inc. (FINRA) and is therefore available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent such borrowings were required for the Company's continued compliance with minimum net capital requirements, they could not be repaid. During 2015, FINRA approved repayment, and the Company repaid the note in full.

NOTE 7 – EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Plan (Plan) for substantially all employees meeting minimum age and service requirements. The Plan provides for elective contributions by employees up to the maximum limit allowed by tax regulations. Under the terms of the Plan, the Company may make discretionary contributions. Company contributions to the Plan for the year ended December 31, 2015 totaled $16,200.

NOTE 8 – RELATED PARTY TRASACTIONS

The Company receives insurance product commissions and advisory fees from related entities under common control. Income received from these related parties approximated $1,580,000 for the year ended December 31, 2015.

NOTE 9 – FAIR VALUE FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued expenses and notes payable. The recorded values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate their fair values based on the short-term nature of these instruments. The recorded values of notes payable approximate their fair values as interest approximate market rates.

SUPPLEMENTARY INFORMATION

MICHIGAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total stockholders' equity	$	138,942
Deduct stockholders' equity not allowable for net capital		—
Total stockholders' equity qualified for net capital		138,942
Deductions and haircuts on securities:		
Deposits and receivables		32,129
Furniture, fixtures and equipment		—
Haircuts on securities-stocks and mutual funds		2,298
Unsecured debits		—
		34,427
Net capital		104,515
Net capital requirement		50,000
Excess net capital	$	54,515

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$	240,655
Percentage of aggregate indebtedness to net capital		230%

Reconciliation with Company's Computation

There are no material differences between the computation of net capital as reported in Michigan Securities, Inc. Part II amended (Unaudited) FOCUS report dated December 31, 2015 and the above calculations.

MICHIGAN SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

Michigan Securities, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer …".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY I. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

SIPC SUPPLEMENTAL REPORT IN ACCORDANCE WITH RULE 17a-5(e)(4)

INDEPENDENT ACCOUNTANTS REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Michigan Securities, Inc.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Michigan ˇ Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Michigan Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Michigan Securities Inc.'s management is responsible for Michigan Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 18, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18********2324*********************MIXED AADC 220
052094   FINRA   DEC
MICHIGAN SECURITIES INC
21415 CIVIC CENTER DR STE 200
SOUTHFIELD MI 48076-3953

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _____70.93_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (___63.70___)
      _7/24/2015_
        Date Paid

   C. Less prior overpayment applied   (___—___)

   D. Assessment balance due or (overpayment)   ___7.22___

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   ___—___

   F. Total assessment balance and interest due (or overpayment carried forward) $ ___7.22___

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ ___7.22___

   H. Overpayment carried forward $(___—___)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the _17_ day of _February_, 20 _16_ .

Michigan Securities Inc.
(Name of Corporation, Partnership or other organization)

Sandra Kayfa
(Authorized Signature)

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ 4599 238

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

44 75 176

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

92 605

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

92 7

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

17

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ 111

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ 2148

Enter the greater of line (i) or (ii)

2148

Total deductions

45 70 868

2d. SIPC Net Operating Revenues

$ 28 370

2e. General Assessment @ .0025

$ 70.93

(to page 1, line 2.A.)

2

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

Anthony L Carnaghi; CPA

Douglas W. Schwark. CPA

(586) 779-8010

FAX (586) 771-8970

EXEMPTION REPORT IN ACCORDANCE WITH RULE 17a-5

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Michigan Securities, Inc.

Southfield, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report prepared pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) Michigan Securities, Inc. identified the following provisions of 17 C.F.R. subsection 15c3-3(k) under which Michigan Securities, Inc. claimed an exemption from 17 C.F.R. subsection 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Michigan Securities, Inc. stated that Michigan Securities, Inc. met the identified exemption provisions throughout the current fiscal year without exception. Michigan Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Michigan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan

February 18, 2016

19

Michigan Securities, Inc.
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5,
Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2015

Michigan Securities, Inc. Exemption Report

The following statements are made to the best knowledge and belief of Leanna Kavanagh as Chief Financial Officer/FinOp of Michigan Securities, Inc.:

I, Leanna Kavanagh, as the Chief Financial Officer/FinOp of Michigan Securities, Inc., (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

> I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.

> The Company met the identified exemption provisions for the fiscal year ended December 31, 2015 without exception.

I, Leanna Kavanagh, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Leanna Kavanagh   Title   FinOp/CFO

February 18, 2016